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                            June 7, 2023

       Liron Carmel
       Chief Executive Officer
       Medigus Ltd.
       10 Hanechoshet, 4th Floor
       Tel-Aviv 6971072, Israel

                                                        Re: Medigus Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 16, 2023
                                                            File No. 333-271984

       Dear Liron Carmel:

                We have limited our review of your registration statement to the issue we have addressed in this comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. Refer to your Annual Report on Form 20-F filed on May 3, 2023 and note 21 to your consolidated financial
statements where you disclose several recently completed
                                                        acquisitions, including
Scisparc Nutraceuticals, Fort, and Fuel Doctor, among others, but did not provide audited
or pro-forma financial information. Please tell us how you
                                                        considered these
acquisitions, both individually and in the aggregate, in concluding that audited financial
statements and pro-forma financial information was not required. As part of your response,
consider Article 3-05 and Article 11 of Regulation S-X, Rule 1-02(w) of
                                                        Regulation S-X, and
Item 5(b)(1)(i) of Form F-3.
 Liron Carmel
FirstName  LastNameLiron Carmel
Medigus Ltd.
Comapany
June 7, 2023NameMedigus Ltd.
June 7,
Page 2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology